UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **May 11, 2005**

ACXIOM CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163 (Commission File Number)	**71-0581897** (IRS Employer Identification No.)
1 Information Way, P.O. Box 8180, Little Rock, Arkansas (Address of Principal Executive Offices)	**72203-8180** (Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On May 11, 2005, Acxiom Corporation (the "Company") issued a press release announcing the results of its financial performance for the fourth quarter of fiscal year 2005. The Company will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The Company's press release, including the Financial Road Map, and other communications from time to time include certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the Company's financial statements.

The attached press release utilizes a measure of free cash flow. Free cash flow is defined as operating cash flow less cash used by investing activities excluding the impact of investments in joint ventures and other business alliances and cash paid and/or received in acquisitions and dispositions. The Company's management believes that while free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, it nevertheless provides a useful measure of liquidity for assessing the amount of cash available for general corporate and strategic purposes after funding operating activities and capital expenditures, capitalized software expenses, and deferred costs.

In addition, return on invested capital, also included in the attached press release, is a non-GAAP financial measure. Management defines "return on invested capital" as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters' average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] times an 8% implied interest rate on the leases. Average invested capital is defined as the trailing 4 quarter average of the ending quarterly balances for total assets less cash, less non-interest bearing liabilities, plus the present value of operating leases. Management believes that return on invested capital is useful because it provides investors with additional useful information for evaluating the efficiency of the Company's capital deployed in its operations. Return on invested capital does not consider whether the business is financed with debt or equity, but rather calculates a return on all capital invested in the business. Return on invested capital includes the present value of future payments on operating leases as a component of the denominator of the calculation, and adjusts the numerator of the calculation for the implied interest expense on those operating leases, in order to recognize the fact that the Company finances portions of its operations with leases instead of using either debt or equity.

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is not mentioned in the attached press release, but may be discussed during the conference call. EBITDA can be calculated directly from the financial statements by adding pre-tax income plus interest expense from the statement of operations plus depreciation and amortization from the cash flow statement. Management believes EBITDA is a useful measure of liquidity which may be used by investors to assess the Company's ongoing operations and liquidity.

The non-GAAP financial measures used by the Company in the attached press release may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP.

Item 9.01   **Financial Statements and Exhibits**

(c)   **Exhibits**

The following exhibits are furnished herewith:

Exhibit Number	Description
99.1	Press Release of the Company dated May 11, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 11, 2005

ACXIOM CORPORATION

By: /s/ Jerry C. Jones
Name: Jerry C. Jones
Title: Business Development/Legal Leader

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of the Company dated May 11, 2005

For more information, contact:
Investor Relations
Acxiom Corporation
(501) 342-1321
EACXM

Acxiom Reports Fourth-Quarter, Fiscal-Year Results
Revenue up 21%, EPS grows 16% in fiscal 2005

LITTLE ROCK, Ark. -- May 11, 2005 – Acxiom® Corporation (Nasdaq:ACXM) today reported fourth-quarter and full-year financial results for fiscal 2005 ended March 31, 2005. Fourth-quarter results include revenue of $322.5 million, income from operations of $23.0 million and diluted earnings per share of $.16. The fourth-quarter results include the impact of a $3.6 million non-cash charge related to the accelerated vesting of stock options. Full-year results include revenue of $1.223 billion, income from operations of $122.2 million and diluted earnings per share of $.74. Acxiom will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com. The Company will reference presentation slides that will be available on the website prior to the call.

"Our U.S. business remained solid in the fourth quarter and through the fiscal year, despite some reductions in credit card mailing volumes," Company Leader Charles D. Morgan said. "U.S. revenue grew 9 percent for the fiscal year. While our international operation didn't meet the expectations that we set for their business, we were able to integrate two large, historically unprofitable data businesses across seven countries in Europe with our U.K. based services business and generate a profit for the fiscal year. We also believe that the recent acquisitions of Smart DM and Digital Impact will enhance and expand Acxiom's value proposition – inside and outside the U.S."

Details of Acxiom's fourth-quarter performance include:

- Revenue of $322.5 million, a 16 percent increase over $277.8 million in the fourth quarter of fiscal 2004. Acquisitions contributed 4 percentage points of this 16 percentage-point growth in revenue.
- Income from operations of $23.0 million, a 4 percent increase from $22.0 million the year before.
- Diluted earnings per share of $0.16, down 6 percent from $0.17 in the same period a year ago.
- A non-cash charge of $3.6 million related to the acceleration of vesting of stock options, which reduced income from operations by $3.6 million and reduced diluted earnings per share by 2.3 cents for the quarter.
- Operating cash flow of $67.8 million and free cash flow of $40.2 million. The free cash flow of $40.2 million is a non-GAAP financial measure, and a reconciliation to the comparable GAAP measure, operating cash flow, is attached to this press release.

- New contracts that are expected to deliver $42 million in annual revenue and renewals that total $42 million in annual revenue.
- Committed new deals in the pipeline that are expected to generate $62 million in annual revenue.
- The announcement of our agreement to acquire Digital Impact, a leading provider of integrated digital marketing solutions, based in San Mateo, California. This acquisition closed following the completion of the fourth quarter.
- The acquisition of SmartDM, a full-service direct marketing firm based in Nashville, Tenn., that offers comprehensive direct marketing services and information management for mid-sized companies.

Morgan noted that Acxiom recently completed contracts with Providian Financial Corporation; Deluxe Corporation; Lands' End, Inc.; Bankers Life and Casualty, a subsidiary of Conseco Inc.; RR Donnelley & Sons Company; Marriott Vacation Club International; Juniper Bank; Nationwide Mutual Insurance Company; Southeast Toyota Distributors, LLC; FranklinCovey; and Advance Publications Inc.

Fiscal 2005 highlights:

- Revenue of $1.223 billion, up 21 percent from $1.011 billion a year ago. Acquisitions contributed 11 percentage points of this 21 percentage-point growth in revenue.
- Diluted earnings per share of $.74, a 16 percent improvement over $.64 in fiscal 2004.
- Operating cash flow of $247.0 million.
- Free cash flow of $159.0 million.
- New contracts that are expected to deliver $137 million in annual revenue and renewals that also total $168 million in annual revenue. Highlights include a new 15-year contract with Information Resources, Inc. (IRI), including renewal options after years 5 and 10, that is expected to average $25 million to $30 million in annual revenue; and a five-year extension of Acxiom's data center management outsourcing agreement with TransUnion with an estimated average annual revenue of $60 million to $70 million.
- The acquisition of ChinaLOOP, a pioneering business intelligence, customer relationship management and data management company based in Shanghai, China.
- The purchase of 2.97 million shares of Acxiom stock through the company's stock buy-back program at a total cost of $67.4 million. From the program's introduction in December 2002 through March 31, 2005, the Company has purchased a total of 9.1 million shares of Acxiom stock at a total cost of $158.6 million.
- An increase in the Company's quarterly cash dividend, which was raised from 4 cents per share to 5 cents per share in February 2005.
- The redemption of a $175 million convertible bond in February 2005, resulting in an annual cash savings of approximately $6.6 million.

Fiscal 2005 Recognition

In fiscal 2005, Acxiom was:

- Included in the Computerworld Honors Program for its Customer Information Infrastructure (CII) grid-computing technology.
- Named to the DM Review 100.
- Honored by Computerworld as one of the 100 Best Places to Work in Information Technology

- Listed in CIO magazine's "CIO 100 for IT Agility."
- Honored by CRM magazine with its "CRM Data Quality Market Leader Award."
- Included in InformationWeek magazine's "InformationWeek 500 for Innovative Use of Information Technology."
- Honored with a TDWI Best Practices in Data Warehousing award in the "Radical Data Warehousing/Business Intelligence" category.

Road Map and Outlook

Fiscal 2005 U.S. revenue of $1.011 billion exceeded the range of $991 million to $1.010 billion the Company projected in its Financial Road Map. International revenue of $213 million for the year was slightly below the Road Map range of $215 million to $225 million. U.S. operating margin, which was impacted by the $3.6 million non-cash charge, was 11.3 percent for fiscal 2005 compared to a projected range of 12 to 12.5 percent. International margin of 3.9 percent was below the 5 to 7 percent projected range.

Acxiom's Financial Road Map has been updated based on current expectations for fiscal year 2006, and the long-term goals reflect expected performance in fiscal 2009. For the fiscal year ended March 31, 2006, the Company estimates that: U.S. revenue will grow 13 percent to 15 percent, the U.S. operating margins will be 11.5 percent to 12.5 percent, international revenue will grow 0 percent to 5 percent (5 to 10 percent when adjusted for the recent divestiture of letter shop operations in Germany) and international margin will be 4.5 percent to 6.5 percent.

The financial projections stated today are based on the Company's current expectations and the assumptions and limitations set forth in the Financial Road Map. These projections are forward looking, and actual results may differ materially. These projections do not include the potential impact of any mergers, acquisitions, divestitures or other business combinations that may be completed in the future.

About Acxiom

Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and China.

For more information, visit www.acxiom.com.

This release (including references to the Financial Road Map) and the scheduled conference call include a discussion of non-GAAP financial measures. Whenever the Company reports non-GAAP financial measures, there is a reconciliation to the comparable GAAP measure attached to the press release.

This release, presentation slides and today's conference call contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. Such statements may include but are not necessarily limited to the following: that the projected revenue, operating margin, return on assets and return on invested capital, operating cash flow and free cash flow, borrowings, dividends and other metrics referred to in the Financial Road Map will be within the estimated ranges; that the business pipeline and our current cost structure will allow us to continue to meet or exceed revenue, cash flow and other projections; that new contracts and contract renewals will generate the indicated amounts of revenue; that we have committed new deals in the pipeline that are expected to deliver the indicated amounts; that the recent acquisitions of SmartDM and Digital Impact will enhance and expand Acxiom's value proposition – inside and outside the U.S.; that future results will be within the indicated ranges; that new products and services will produce the expected results.

The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: The possibility that certain contracts may not be closed, or may not be closed within the anticipated time frames; the possibility that certain contracts may not generate the anticipated revenue or profitability; the possibility that negative changes in economic or other conditions might lead to a reduction in demand for our products and services; the possibility of an economic slowdown or that economic conditions in general will not be as expected; the possibility that significant customers may experience extreme, severe economic difficulty; the possibility that the integration of acquired businesses may not be as successful as planned; the possibility that the fair value of certain of our assets may not be equal to the carrying value of those assets now or in future time periods; the possibility that sales cycles may lengthen; the possibility that we may not be able to attract and retain qualified technical and leadership associates, or that we may lose key associates to other organizations; the possibility that we won't be able to properly motivate our sales force or other associates; the possibility that we won't be able to achieve cost reductions and avoid unanticipated costs; the possibility that we won't be able to continue to receive credit upon satisfactory terms and conditions; the possibility that competent, competitive products, technologies or services will be introduced into the marketplace by other companies; the possibility that we may be subjected to pricing pressure due to market conditions and/or competitive products and services; the possibility that there will be changes in consumer or business information industries and markets; the possibility that changes in accounting pronouncements may occur and may impact these projections; the possibility that we won't be able to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the possibility that we may encounter difficulties when entering new markets or industries; the possibility that there will be changes in the legislative, accounting, regulatory and consumer environments affecting our business, including but not limited to litigation, legislation, regulations and customs relating to our ability to collect, manage, aggregate and use data; the possibility that data suppliers might withdraw data from us, leading to our inability to provide certain products and services; the possibility that we may enter into short-term contracts which would affect the predictability of our revenues; the possibility that the amount of ad hoc, volume-based and project work will not be as expected; the possibility that we may experience a loss of data center capacity or interruption of telecommunication links or power sources; the possibility that we may experience failures or breaches of our network and data security systems, leading to potential adverse publicity, negative customer reaction, or liability to third parties; the possibility that postal rates may increase, thereby leading to reduced volumes of business; the possibility that our clients may cancel or modify their agreements with us; the possibility that we will not successfully complete customer contract requirements on time or meet the service levels specified in the contracts, which may result in contract penalties or lost revenue; the possibility that we experience processing errors which result in credits to customers, re-performance of services or payment of damages to customers; the possibility that the services of the United States Postal Service, their global counterparts and other delivery systems may be disrupted; and the possibility that we may be affected by other competitive factors.

With respect to the Financial Road Map exhibit, all of the above factors apply, along with the following which were assumptions made in creating the Financial Road Map: that the U.S. and global economies will continue to improve at a moderate pace; that global growth will continue to be strong and that globalization trends will continue to grow at an increasing pace; that Acxiom's computer and communications related expenses will continue to fall as a percentage of revenue; that the Customer Information Infrastructure (CII) grid-based environment Acxiom has begun to implement will continue to be implemented successfully over the next 3-4 years and that the new CII infrastructure will continue to provide increasing operational efficiencies; that the acquisitions of companies operating primarily outside of the United States will be successfully integrated and that significant efficiencies will be realized from this integration; relating to operating cash flow and free cash flow, that sufficient operating and capital lease arrangements will continue to be available to the Company to provide for the financing of most of its computer equipment and that software suppliers will continue to provide financing arrangements for most of the software purchases; relating to revolving credit line balance, that free cash flow will meet expectations and that the Company will continue to use free cash flow to pay down bank debt, buy back stock and fund dividends; relating to annual dividends, that the Board of Directors will continue to approve quarterly dividends and will vote to increase dividends over time; relating to diluted shares, that the Company will meet its cash flow expectations and that potential dilution created through the issuance of stock options and warrants will be mitigated by continued stock repurchases in accordance with the Company's stock repurchase program.

With respect to the provision of products or services outside our primary base of operations in the United States, all of the above factors apply, along with the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations.

Other factors are detailed from time to time in our periodic reports and registration statements filed with the United States Securities and Exchange Commission. We believe that we have the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast.

We undertake no obligation to update the information contained in this press release, including the Financial Road Map or any other forward-looking statement.

Acxiom is a registered trademark of Acxiom Corporation.

###

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	For the Three Months Ended March 31,	
	2005	2004
Revenue:		
Services	235,945	199,135
Data	86,589	78,702
Total revenue	322,534	277,837
Operating costs and expenses:		
Cost of revenue		
Services	189,864	165,194
Data	54,602	54,764
Total cost of revenue	244,466	219,958
Selling, general and administrative	55,113	31,017
Gains, losses and nonrecurring items, net	-	4,863
Total operating costs and expenses	299,579	255,838
Income from operations	22,955	21,999
Other income (expense):		
Interest expense	(4,302)	(4,911)
Other, net	2,376	(7,154)
Total other income (expense)	(1,926)	(12,065)
Earnings before income taxes	21,029	9,934
Income taxes	6,171	(5,986)
Net earnings	14,858	15,920
Earnings per share:		
Basic	0.17	0.19
Diluted	0.16	0.17

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	For the Twelve Months Ended March 31,	
	2005	2004
Revenue:		
Services	889,675	778,154
Data	333,367	232,668
Total revenue	1,223,042	1,010,822
Operating costs and expenses:		
Cost of revenue		
Services	697,323	635,436
Data	208,388	162,671
Total cost of revenue	905,711	798,107
Selling, general and administrative	196,123	118,576
Gains, losses and nonrecurring items, net	(984)	855
Total operating costs and expenses	1,100,850	917,538
Income from operations	122,192	93,284
Other income (expense):		
Interest expense	(19,191)	(19,267)
Other, net	3,200	(6,724)
Total other income (expense)	(15,991)	(25,991)
Earnings before income taxes	106,201	67,293
Income taxes	36,483	8,949
Net earnings	69,718	58,344
Earnings per share:		
Basic	0.80	0.68
Diluted	0.74	0.64

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

	For the Three Months Ended March 31,	
	2005	2004
Basic earnings per share:		
Numerator – net earnings	14,858	15,920
Denominator - weighted-average shares outstanding	88,216	85,342
Basic earnings per share	0.17	0.19
Diluted earnings per share:		
Numerator:		
Net earnings	14,858	15,920
Interest expense on convertible bonds (net of tax benefit)	509	1,026
	15,367	16,946
Denominator:		
Weighted-average shares outstanding	88,216	85,342
Dilutive effect of common stock options and warrants	3,274	3,025
Dilutive effect of convertible debt	7,351	9,589
	98,841	97,956
Diluted earnings per share	0.16	0.17

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

	For the Twelve Months Ended March 31,	
	2005	2004
Basic earnings per share:		
Numerator - net earnings	69,718	58,344
Denominator - weighted-average shares outstanding	86,695	85,487
Basic earnings per share	0.80	0.68
Diluted earnings per share:		
Numerator:		
Net earnings	69,718	58,344
Interest expense on convertible bonds (net of tax benefit)	3,560	4,102
	73,278	62,446
Denominator:		
Weighted-average shares outstanding	86,695	85,487
Dilutive effect of common stock options and warrants	3,721	2,161
Dilutive effect of convertible debt	9,030	9,589
	99,446	97,237
Diluted earnings per share	0.74	0.64

ACXIOM CORPORATION AND SUBSIDIARIES
REVENUES BY SEGMENT
(Unaudited)
(Dollars in thousands)

| | For the Three Months Ended March 31, | |
	2005	2004
US Services & Data	190,392	181,351
International Services & Data	52,687	39,866
IT Management	83,615	62,227
Intercompany eliminations	(4,160)	(5,607)
Total Revenue	322,534	277,837

| | For the Twelve Months Ended March 31, | |
	2005	2004
US Services & Data	735,319	688,643
International Services & Data	212,529	84,033
IT Management	292,225	251,462
Intercompany eliminations	(17,031)	(13,316)
Total Revenue	1,223,042	1,010,822

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Dollars in thousands)

	March 31, 2005	March 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 4,185	$ 14,355
Trade accounts receivable, net	250,653	212,387
Deferred income taxes	29,692	14,032
Refundable income taxes	1,345	2,280
Other current assets	46,034	43,272
Total current assets	331,909	286,326
Property and equipment	581,918	521,064
Less - accumulated depreciation and amortization	258,532	253,976
Property and equipment, net	323,386	267,088
Software, net of accumulated amortization	57,135	64,553
Goodwill	354,182	282,971
Purchased software licenses, net of accumulated amortization	157,999	157,217
Unbilled and notes receivable, excluding current portions	20,410	13,030
Deferred costs, net	88,851	88,096
Data acquisition costs	48,915	36,557
Other assets, net	15,369	19,946
	$ 1,398,156	$ 1,215,784
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term obligations	83,005	73,245
Trade accounts payable	63,295	41,527
Accrued merger, integration and impairment costs	-	2,881
Accrued payroll and related expenses	27,435	23,979
Other accrued expenses	74,635	63,411
Deferred revenue	115,892	91,060
Total current liabilities	364,262	296,103
Long-term obligations:		
Long-term debt and capital leases, net of current installment	104,210	239,327
Software and data licenses, net of current installments	37,494	54,130
Total long-term obligations	141,704	293,457
Deferred income taxes	77,356	39,008
Commitments and contingencies		
Stockholders' equity:		
Common stock	10,440	9,226
Additional paid-in capital	588,156	361,256
Retained earnings	363,556	308,487
Accumulated other comprehensive loss	12,616	2,940
Treasury stock, at cost	(159,934)	(94,693)
Total stockholders' equity	814,834	587,216
	$ 1,398,156	$ 1,215,784

ACXIOM CORPORATION AND SUBSIDIARIES
RECONCILIATION OF FREE CASH FLOW TO OPERATING CASH FLOW
(Unaudited)
(Dollars in thousands)

	Qtr ended 6/30/2001	Qtr ended 9/30/2001	Qtr ended 12/31/2001	Qtr ended 3/31/2002	Yr ended 3/31/2002
Net cash provided by operating activities	(39,280)	69,300	60,493	60,092	150,605
Proceeds received from disposition of assets	127	-	-	46	173
Capitalized software	(5,935)	(5,464)	(5,832)	(6,890)	(24,121)
Capital expenditures	(8,789)	-	(2,612)	(3,474)	(14,875)
Deferral of costs	(8,690)	(18,012)	(14,077)	(7,352)	(48,131)
Proceeds from sale and leaseback transaction	-	1,964	4,035	-	5,999
Free cash flow	(62,567)	47,788	42,007	42,422	69,650

	Qtr ended 6/30/2002	Qtr ended 9/30/2002	Qtr ended 12/31/2002	Qtr ended 3/31/2003	Yr ended 3/31/2003
Net cash provided by operating activities	60,243	53,446	76,992	63,112	253,793
Proceeds received from disposition of assets	45	155	-	93	293
Capitalized software	(8,652)	(8,958)	(8,726)	(8,237)	(34,573)
Capital expenditures	(1,916)	(3,000)	(5,893)	(2,403)	(13,212)
Deferral of costs	(3,240)	(4,108)	(3,796)	(3,883)	(15,027)
Proceeds from sale and leaseback transaction	-	7,729	-	-	7,729
Free cash flow	46,480	45,264	58,577	48,682	199,003

	Qtr ended 6/30/2003	Qtr ended 9/30/2003	Qtr ended 12/31/2003	Qtr ended 3/31/2004	Yr ended 3/31/2004
Net cash provided by operating activities	48,125	49,909	79,282	82,567	259,883
Proceeds received from disposition of assets	506	192	39	2,046	2,783
Capitalized software	(6,335)	(7,296)	(6,510)	(7,703)	(27,844)
Capital expenditures	(1,588)	(3,036)	(7,637)	(9,917)	(22,178)
Deferral of costs	(6,026)	(4,006)	(5,312)	(9,537)	(24,881)
Free cash flow	34,682	35,763	59,862	57,456	187,763

	Qtr ended 6/30/2004	Qtr ended 9/30/2004	Qtr ended 12/31/2004	Qtr ended 3/31/2005	Yr ended 3/31/2005
Net cash provided by operating activities	34,714	61,742	82,805	67,753	247,014
Capitalized software	(4,107)	(4,721)	(5,706)	(5,760)	(20,294)
Capital expenditures	(1,823)	(4,813)	(3,132)	(4,562)	(14,330)
Deferral of costs	(9,610)	(11,113)	(15,502)	(17,203)	(53,428)
Free cash flow	19,174	41,095	58,465	40,228	158,962

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended March 31,	
	2005	2004
Cash flows from operating activities:		
Net earnings	14,858	15,919
Non-cash operating activities:		
Depreciation and amortization	55,204	42,496
Loss (gain) on disposal or impairment of assets, net	(361)	10,948
Deferred income taxes	3,232	(9,781)
Tax benefit of stock options and warrants	9,043	4,313
Non-cash stock compensation expense	3,595	-
Changes in operating assets and liabilities:		
Accounts receivable	(21,540)	27,981
Other assets	(19,367)	(4,560)
Accounts payable and other liabilities	23,089	(7,630)
Merger, integration and impairment costs	-	2,881
Net cash provided by operating activities	67,753	82,567
Cash flows from investing activities:		
Proceeds received from the disposition of assets	-	2,046
Capitalized software	(5,760)	(7,703)
Capital expenditures	(4,562)	(9,917)
Deferral of costs	(17,203)	(9,537)
Payments received from investments	235	159
Net cash paid in acquisitions	(18,612)	(55,591)
Net cash used by investing activities	(45,902)	(80,543)
Cash flows from financing activities:		
Proceeds from debt	86,346	48,698
Payments of debt	(93,566)	(53,283)
Dividends paid	(4,290)	(3,415)
Sale of common stock	5,776	11,053
Acquisition of treasury stock	(33,551)	(8,423)
Net cash used by financing activities	(39,285)	(5,370)
Effect of exchange rate changes on cash	(275)	53
Net decrease in cash and cash equivalents	(17,709)	(3,293)
Cash and cash equivalents at beginning of period	21,894	17,648
Cash and cash equivalents at end of period	4,185	14,355
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	7,064	6,692
Income taxes	385	2,744
Payments on capital leases and installment payment arrangements	11,241	13,929
Payments on software and data license liabilities	5,151	3,097
Noncash investing and financing activities:		
Issuance of warrants in acquisition	-	2,000
Software licenses acquired under software obligation	1,200	5,500
Acquisition of property and equipment under capital lease and installment payment arrangements	24,268	20,323
Construction of assets under construction loan	3,853	4,191
Convertible debt converted to common stock (net of deferred issuance costs)	171,631	-

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

| | For the Twelve Months Ended March 31, | |
	2005	2004
Cash flows from operating activities:		
Net earnings	69,718	58,344
Non-cash operating activities:		
Depreciation and amortization	195,120	150,241
Loss (gain) on disposal or impairment of assets, net	(411)	9,940
Deferred income taxes	34,165	6,895
Tax benefit of stock options and warrants	9,043	4,313
Non-cash stock compensation expense	3,595	-
Changes in operating assets and liabilities:		
Accounts receivable	(44,286)	25,594
Other assets	(21,898)	7,434
Accounts payable and other liabilities	4,659	(5,175)
Merger, integration and impairment costs	(2,691)	2,297
Net cash provided by operating activities	247,014	259,883
Cash flows from investing activities:		
Proceeds received from the disposition of operations	-	7,684
Proceeds received from the disposition of assets	-	2,783
Capitalized software	(20,294)	(27,844)
Capital expenditures	(14,330)	(22,178)
Investments in joint ventures and other companies	-	(5,000)
Deferral of costs	(53,428)	(24,881)
Payments received from investments	2,533	1,678
Net cash paid in acquisitions	(42,200)	(55,591)
Net cash used by investing activities	(127,719)	(123,349)
Cash flows from financing activities:		
Proceeds from debt	216,138	149,687
Payments of debt	(311,350)	(231,763)
Dividends paid	(14,649)	(3,415)
Sale of common stock	43,984	22,037
Acquisition of treasury stock	(63,759)	(64,470)
Net cash used by financing activities	(129,636)	(127,924)
Effect of exchange rate changes on cash	171	254
Net decrease in cash and cash equivalents	(10,170)	8,864
Cash and cash equivalents at beginning of period	14,355	5,491
Cash and cash equivalents at end of period	4,185	14,355
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	20,473	20,189
Income taxes	1,465	1,758
Payments on capital leases and installment payment arrangements	60,886	30,823
Payments on software and data license liabilities	24,748	32,801
Noncash investing and financing activities:		
Issuance of warrants in acquisition	1,833	2,000
Acquisition of land in exchange for debt	-	2,698
Acquisition of data under long-term obligation	-	18,340
Software licenses acquired under software obligation	13,882	16,635
Acquisition of property and equipment under capital lease and installment payment arrangements	90,627	80,518
Construction of assets under construction loan	21,832	11,045
Convertible debt converted to common stock (net of deferred issuance cost)	171,633	-

ACXIOM CORPORATION

Financial Road Map[1]
(as of March 31, 2005)

Years Ending March 31,	Actual[2] Fiscal 2004	Actual[3] Q4 Fiscal 2005	Actual[3] Fiscal 2005	Target Fiscal 2006	Long-Term Goals Fiscal 2009
U.S. Revenue Growth	2.7%	13.4%	9.0%	13% to 15%	7% to 10% *(CAGR)*
U.S. Revenue	$926 million	$270 million	$1,011 million	$1,140 to $1,160 mil	-
International Revenue Growth	51.3%	32.2%	152.9%	0% to 5%	5% to 8% *(CAGR)*
International Revenue	$85 million	$53 million	$213 million	$213 to $220 mil	-
U.S. Operating Margin	9.8%	8.6%	11.3%	11.5% to 12.5%	15% to 18%
International Operating Margin	3.1%	-0.5%	3.9%	4.5% to 6.5%	12% to 15%
Return on Assets	8.2%	9.2%[3]	9.2%[3]	9% to 10%	10% to 14%
Return on Invested Capital	9.4%	11.0%[3]	11.0%[3]	11% to 12%	13% to 18%
Operating Cash Flow	$260 million	$68 million	$247 million	$250 to $270 mil	$270 to $300 mil
Free Cash Flow	$188 million	$40 million	$159 million	$160 to $180 mil	$170 to $200 mil
Revolving Credit Line Balance	$16 million	$11 million	$11 million	$200 to $375 mil	< $300 mil
Dividends Per Share	$0.04[4]	$0.05	$0.17	$0.20	$0.24 to $0.28

1 Assumptions and definitions are defined on the following schedule: "Financial Road Map assumptions and definitions"

2 The Fiscal 2004 results include $0.9 million expense recorded in gains, losses and nonrecurring items, net and $2.8 million related to a write-down of a third-party software package.

3 ROA and ROIC are calculated on a trailing 4 quarters basis. Results for the trailing 4 quarters ending March 31, 2005 include $1.0 million income included in gains, losses & nonrecurring items and $3.6 million in expense related to vesting of stock options.

4 Acxiom declared its first quarterly dividend in the fourth quarter of Fiscal 2004.

ACXIOM CORPORATION

Financial Road Map Assumptions and Definitions

Assumptions

1. The effective tax rate is projected to be approximately 38% for future years.

2. Interest rates are assumed to increase slightly over the current levels.

3. The Company will utilize all of its tax loss carry forwards and begin to pay U.S. federal and state income taxes during FY06.

4. The Company will pay incentives under its bonus plan of approximately $15 million to $25 million for each of the years beginning in fiscal 2006 based on achievement of the Company's business plan.

5. The Company will maintain a relatively constant mix of business for each of its three business segments.

6. Foreign exchange rates will remain at approximately the current levels.

7. Stock repurchases will be in amounts that yield the highest shareholder return considering all other uses for the available cash.

8. Diluted outstanding shares will increase slightly to reflect the impact of in-the-money options as the stock price increases.

9. Long-term goals are based on the Company's current assessment of opportunities and are subject to change. There are risks associated with obtaining these goals which are explained under forward looking statements in the press release accompanying this Financial Road Map. Acxiom disclaims any obligation to update the information contained in this Financial Road Map.

Definitions

1. **Revenue Growth** is defined as the percentage growth compared to the previous corresponding fiscal year or comparable period.

2. **Operating Margin** is defined as the income from operations as a percentage of revenue.

3. **Return on Assets (ROA)** is defined as income from operations divided by average total assets for the trailing four quarters.

4. **Return on Invested Capital (ROIC)** is defined as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters' average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] x an 8% implied interest rate on the leases. Average invested capital is defined as the trailing four-quarter average of the ending quarterly balances for total assets less cash, less non-interest bearing liabilities, plus the present value of operating leases.

5. **Operating Cash Flow** is as shown on the Company's cash flow statement.

6. **Free Cash Flow** is defined as cash flow from operating activities less cash flow from investing activities excluding net cash paid or received for acquisitions and divestitures, joint ventures and investments.

7. **Revolving Credit Line Balance** is defined as actual funds borrowed under the Company's revolving line of credit facility at the end of the period.

8. **Dividends Per Share** is defined as the sum of the dividends for that period.

Reconciliation of Non-GAAP Measurements

(Dollars in thousands)

Years Ending March 31,	Actual Fiscal 2004	Actual Q4 Fiscal 2005	Actual Fiscal 2005	Target Fiscal 2006		Long-Term Goals Fiscal 2009	
Free Cash Flow							
Net cash provided by operating activities	259,883	67,753	247,014	250,000	270,000	270,000	300,000
Proceeds received from disposition of assets	2,783	0	0	0	0	0	0
Capitalized software	(27,844)	(5,760)	(20,294)	(20,000)	(20,000)	(25,000)	(25,000)
Capital expenditures	(22,178)	(4,562)	(14,330)	(15,000)	(15,000)	(20,000)	(20,000)
Deferral of costs	(24,881)	(17,203)	(53,428)	(55,000)	(55,000)	(55,000)	(55,000)
Free cash flow	187,763	40,228	158,962	160,000 to	180,000	170,000 to	200,000

Free cash flow as defined by the Company may not be comparable to similarly titled measures reported by other companies. Management of the Company has included free cash flow in this Financial Road Map because although free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, management believes that it provides investors with a useful alternative measure of liquidity by allowing an assessment of the amount of cash available for general corporate and strategic purposes, including debt payments, after funding operating activities and capital expenditures, capitalized software expenses and deferred costs. The above table reconciles free cash flow to cash provided by operating activities, the nearest comparable GAAP measure.

Return on Assets (ROA) and Return on Invested Capital (ROIC)	Actual Fiscal 2004 ROA	Actual Fiscal 2004 ROIC	Actual Q4 Fiscal 2005 ROA (5)	Actual Q4 Fiscal 2005 ROIC (5)	Actual Fiscal 2005 ROA (5)	Actual Fiscal 2005 ROIC (5)	Target Fiscal 2006 ROA		Target Fiscal 2006 ROIC		Long-Term Goals Fiscal 2009 ROA		Long-Term Goals Fiscal 2009 ROIC	
Numerator:														
Income from operations	93,284	93,284	122,192	122,192	122,192	122,192	141,000	160,000	141,000	160,000	191,000	272,000	191,000	272,000
Add implied interest on operating leases (1)		13,557		13,903		13,903			14,200	14,200			19,000	19,000
	93,284	106,841	122,192	136,095	122,192	136,095	141,000	160,000	155,200	174,200	191,000	272,000	210,000	291,000
Denominator:														
Average total assets (2)	1,143,120	1,143,120	1,321,122	1,321,122	1,321,122	1,321,122	1,542,000	1,552,000	1,542,000	1,552,000	1,840,000	1,938,000	1,840,000	1,938,000
Less average cash (3)		(10,129)		(11,858)		(11,858)			(6,300)	(12,700)			(214,800)	(285,100)
Less average non-interest bearing current liabilities (4)		(166,175)		(246,280)		(246,280)			(280,000)	(280,200)			(290,000)	(291,500)
Plus average present value of operating leases (1)		171,422		168,734		168,734			180,000	179,500			237,000	237,000
	1,143,120	1,138,238	1,321,122	1,231,717	1,321,122	1,231,717	1,542,000	1,552,000	1,435,700	1,438,600	1,840,000	1,938,000	1,572,200	1,598,400
Return on invested capital	8.2%	9.4%	9.2%	11.0%	9.2%	11.0%	9% to	10%	11% to	12%	10% to	14%	13% to	18%

Notes

1. Average present value of operating leases is the average for the trailing 4 quarter ends of the present value of future payments on operating leases, discounted at 8% which is the assumed implicit interest rate included in the leases. The implied interest added to the numerator is the 8% assumed interest charge on the average quarterly balance [(beginning + Ending) / 2] of the present value of the leases.
2. Average total assets is the average of the GAAP amount for the trailing 4 quarter ends.
3. Average cash is the average of the GAAP amount for the trailing 4 quarter ends.
4. Average non-interest bearing current liabilities is the average for the trailing 4 quarter ends of all current liabilities excluding the current portion of long-term debt.
5. ROA and ROIC for quarterly and YTD figures are calculated on a trailing 4 quarters basis and are therefore the same.

Return on Invested Capital (ROIC) as defined by the Company, may not be comparable to similarly titled measures reported by other companies. Management of the Company has included ROIC in this Financial Road Map because it measures the capital efficiency of our business. ROIC does not consider whether the business is financed with debt or equity; rather ROIC calculates a return on all capital invested in the business. The above table reconciles ROIC to a ROA calculation using GAAP numbers. The Company uses ROIC in a number of ways, including pricing analysis, capital expenditure evaluation, and merger and acquisition valuation.